U. S. Securities and Exchange Commission
                             Washington, D. C. 20549


                                   FORM 10-SB
                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934





                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                 (Name of Small Business Issuer in its charter)



              Texas                                             74-2653437
---------------------------------                         ----------------------
 (State or other jurisdiction of                             (I.R.S.  Employer
 incorporation or organization)                           Identification Number)




                   500 North Shoreline Drive, Suite 701 North,
                            Corpus Christi, TX 78471
               --------------------------------------------------
                    (Address of principal executive offices)

                                  512-887-7546
                         -------------------------------
                           (Issuer's Telephone Number)




Securities to be registered under Section 12(b) of the Act:


 Title of each class                         Name of each exchange on which
 to be so registered                         each class is to be registered

        None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                        Preferred Stock, $0.001 par value
                    ----------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Preliminary Statement .....................................................   1

Description of Business....................................................   1
         Business Development .............................................   1
         Business of the Company ..........................................   1
                  Live Tissue Bonding Equipment ...........................   3
                  Anaerobic Farm-waste Disposal Equipment .................   4
                  Carbon Dioxide Separator ................................   5
                  Raw Materials, Supplies and Manufacturing ...............   5
                  Distribution Methods ....................................   6
                  Competition .............................................   6
                           Live tissue bonding equipment ..................   6
                           Anaerobic farm-waste disposal plants ...........   6
                           CO2 Separator ..................................   7
                  Patents, Trademarks and Licenses ........................   7
                  Government Approval and Regulations .....................   7
                  Year 2000 Computer Problems .............................   7
                  Research and Development ................................   8
                  Cost of Compliance with Environmental Laws ..............   8
                  Seasonality .............................................   8
                  Employees ...............................................   8

Management's Discussion and Analysis of Financial
         Condition and Results of Operations ..............................   8
         Results of Operations ............................................   8
                  Sales ...................................................   9
                           Interim results ................................   9
                  Gross Margin ............................................   9
                           Interim results ................................   9
                  Selling, General and Administrative Expenses ............   9
                           Interim results ................................   9
                  Net Loss ................................................  10
                           Interim results ................................  10
                  Balance Sheet Items .....................................  10
                           Assets .........................................  10
                           Stockholders' Equity ...........................  10
                           Interim balance sheet items ....................  10
                  Liquidity and Outlook ...................................  10
                  Costs of Filing Periodic Reports ........................  11

Properties ................................................................  11

Security Ownership of Certain Beneficial Owners and
         Management .......................................................  11
                  Changes in Control ......................................  12

Directors, Executive Officers and Control Persons .........................  12

Executive Compensation ....................................................  14

Certain Relationships and Related Transactions ............................  14

Description of Securities .................................................  15
         Common Stock .....................................................  15
                  Voting Rights ...........................................  15
                  Dividend Rights .........................................  15
                  Liquidation Rights ......................................  15
                  Preemptive Rights .......................................  15
                  Registrar and Transfer Agents ...........................  15
                  Dissenters' Rights ......................................  15
         Preferred Stock ..................................................  15
                  Series A Preferred Stock ................................  16

Market for Common Stock and Related Stockholder Matters ...................  16
         Holders ..........................................................  17
         Dividends ........................................................  17

Legal Proceedings .........................................................  17

Recent Sales of Unregistered Securities ...................................  17

Indemnification of Directors and Officers .................................  18

Financial Statements ......................................................  20

                              PRELIMINARY STATEMENT

     Consortium Service Management Group, Inc. is filing this registration statement on a voluntary basis under Section 12(g) of the Securities Exchange Act of 1934. Our common stock trades in the over-the-counter market and is quoted by NASD market makers on the OTC Bulletin Board. A recent rule change requires that all companies whose securities are approved for quotation on the OTC Bulletin Board must file periodic financial reports with governmental authorities such as the Securities and Exchange Commission. The effectiveness of this registration statement subjects the company to the periodic reporting requirements imposed by Section 13(a) of the Securities Exchange Act.

                             DESCRIPTION OF BUSINESS

Business Development
--------------------

     We were incorporated on November 17, 1992 in the State of Texas. We conduct our business from our headquarters in Corpus Christi, Texas; from offices in Oklahoma City, Oklahoma; and from offices in Kiev, Ukraine. We first had revenues from operations in 1995.

     We believe we are unique in our business mission. We facilitate the transfer to the U.S. and other developed countries of technologies developed by the scientists and engineers of Ukraine.

     We have a formal relationship with several prestigious organizations in Ukraine. They have, as their stockholders or members, many of Ukraine's leading scientists, engineers and technicians. We formalized our relationship with them in February 1994 when we registered with the Ukraine Government a Ukraine company owned 50 percent by us and 50 percent by the Ukraine organizations.

     The Ukraine company's name is United Engineering Company. It is called a "joint stock company with a foreign investor." The foreign investor is us. United Engineering Company is authorized by Ukraine law, among other things, to perform classified and secret construction works related to the national security of Ukraine.

     The 50 percent of the stock of United Engineering Company owned by Ukraine organizations is owned by the following companies or organizations:

     o         The State Property Fund of Ukraine.  It owns all state
               ----------------------------------
               enterprises and property of the state, and it is
               represented by:

     o         Yuzhnoye (Southern) Machine Building Plant.  This is a
               ------------------------------------------
               giant manufacturing complex located in Dniepropetrovsk.
               It built many of the missiles and nuclear missiles for the former Soviet Union. Today, it manufactures commercial satellites, farming tractors for export, trolley cars, and other heavy products.

     o         Design Bureau "Yuzhnoye".  This organization was
               ------------------------
               established in 1954. It developed and turned over to the Ukraine Army several generations of missiles (specifically, SS-18 "Satan" satellite and the launch rockets "Cyclone" and "Zinet"), space carrier rockets, and artificial satellites. Design Bureau employs several thousand researchers and production engineers and is the leading enterprise in Ukraine for the development of rocket and other jet systems. It also is the leading enterprise for the elimination of launching sites in Ukraine. The Bureau also works on conversion projects, trolley busses, pumps for the oil industry, small-sized vehicles for cleaning city streets, and devices for manufacturing margarine, oils, etc. It is under the direction of Academician Stanislav Nikolayevich Konyukhov, who also is president of United Engineering Company.

     o         Trust No. 5 for Special Construction Works.  This
               ------------------------------------------
               organization believes itself to be the highest technical and most qualified engineering firm in the former Soviet Union. It was involved in building all of the former Soviet Unions's nuclear and non-nuclear missile launching pads and silos, the Soviet space station, several chemical and oil industry plants and pipelines, and other installations requiring the highest technologies of the former Soviet Union.

     o         E.O. Paton Institute of Electric Welding.  This
               ----------------------------------------
               organization was founded in 1934 by the Academy of Sciences of the Ukraine S.S.R. It is headed today by Professor Boris Paton, the president of the Ukraine Academy of Sciences. It developed the collapsible, titanium-welded, building-structure technology that was used in the construction of the Soviet space station "MIRE." We believe the Paton Institute is one of the world's most prominent scientific institutions involved in metal casting and bonding ceramics, microwave bonding of metals and plastics, explosive welding and cutting, welding in space and underwater, electro metallurgy, protective coatings, and bridge building and coating. It employed at one time more than 5,000 scientists and engineers and employs today more than 200 engineers and executives. It has joint ventures with several multinational companies and governmental agencies including the U.S. Department of Energy and NASA.

     o         Spivdruznist Business Association.  This was formed by
               ---------------------------------
               major defense enterprises to develop and implement
               methods of dismantling munitions and converting the
               metals and explosive by-products to commercially marketable products. It is composed of 6 large manufacturing facilities
               that  developed  and  manufactured  explosives,   weapons  and
               military equipment during the Cold War.

     o         Pivdenexo, Ltd.  This is a research, development and
               --------------
               production-design "think tank."

     The above organizations, working with us as their equal partners in United Engineering Company, as well as other organizations in Ukraine look to us to fill two roles:

     o Inside Ukraine. When they negotiate with western nation enterprises expecting to do business in Ukraine, we bring to the negotiating table our experience in negotiating agreements with market-oriented enterprises.

     o Outside Ukraine. After we first identify technologies developed in Ukraine that appear to have promising commercial application, we introduce companies in the U.S. and in other developed countries to these technologies and attempt to negotiate technology transfer agreements between them and the Ukraine organizations.

     Inside Ukraine, we have assisted United Engineering Company in its negotiation of contracts for the dismantling of the Ukraine nuclear and non-nuclear missiles, silos, and related equipment. This dismantling is required by the treaty known as START and will be paid for by the U.S. and other western countries. The Ukraine members of UEC designed, built and commanded these missiles and silos, are logical organizations to dismantle them, and are expected to receive a substantial portion of the contracts to dismantle them.

     Since 1995 United Engineering Company has completed contracts with U.S. contractors for more than $6.0 million with respect to ICBM dismantlement in Ukraine and for more than DM4.7 million in contracts with the German Government and German contractors for new methods of dismantling ICBM silos.

     Outside Ukraine, we have identified several promising Ukraine-developed technologies. We have been both successful and unsuccessful in negotiating technology transfer agreements between United Engineering Company or one of its constituent Ukraine organizations and companies in the U.S. The projects we are promoting at the present time are as follows:

     Live Tissue Bonding Equipment.
     -----------------------------
     The E.O. Paton Electric Welding Institute of Kiev, Ukraine developed equipment that bonds blood vessels and soft tissues in substantially less time than other technologies take and apparently leaves no trace scar tissues after a lapse of six to seven months.

     The equipment bonds the soft biological tissue with a special miniature surgical tool. It appears that the Ukraine scientists have developed a superior, all-purpose, seamless method of bonding soft biological tissues, which method is characterized by simple manipulation applicable to different surgical operations and the fast restoration of tissues without the formation of coarse scars. Apparently there is no need for prolonged special training of surgeons and surgical personnel.

     U.S. and foreign patent applications on the process have been filed and the exclusive world rights have been reassigned, under a performance contract, to a research and development group in Louisville, Kentucky and a major, private medical equipment manufacturing company in exchange for total funding of the project. We retained a 7.5 percent royalty interest (of which we get half) in the adjusted retail price of all products and equipment sold that are the subject of the assignment.

     We estimate that the research and development group and medical equipment manufacturing company have expended in excess of $2.5 million in developing the project and will expend additional funds to bring this product to market.

     Testing on animals has been successfully completed. Testing on humans in Ukraine began in mid-year 1998. Testing on humans in the U.S. is expected to commence soon. Approval of the process and equipment by the Federal Drug Administration is expected to be routine and to be obtained by year-end 2000.

     Anaerobic Farm-waste Disposal Equipment.
     ---------------------------------------
     We have obtained the exclusive worldwide rights to market a closed system, no lagoon, anaerobic plant that:

     o processes farm-animal waste into a high grade organic fertilizer,

     o         captures the methane gas for commercial use,

     o         eliminates 90 to 95 percent of the odor, and

     o prevents all runoff and contamination of the environment.

     This processing plant was developed in Ukraine before the breakup of the Soviet Union. The developer is a 103-year-old Ukraine joint stock company that is the Ukraine's largest enterprise that manufactures equipment for the petroleum and chemical industries. The company's name is Sumy Frunze Machine-Building Science-and-Production Association, called herein "Frunze."

     Frunze developed the processing plant to solve the above-mentioned problems that were associated with a 3,000-head swine farm located in the center of a city of 400,000 people. The plant has operated successfully for more than twelve years.

     United Engineering Company coordinates our relations with Frunze in Ukraine. We are marketing these plants in a six-state region in the U.S. through Western Waste Management, Inc. We have contracts to lease two plants to large dairy herd farms. The plants will be custom designed for each U.S. user. The major portion of each plant will be manufactured initially, at least, by Frunze in Ukraine. The electric motors, generators, tanks and computer controls will be obtained in the U.S. Approximately 70% of the cost of a plant will be for Ukraine-manufactured parts at a cost far less than could be obtained in the U.S.

     A considerable market exists for the plant. At the end of 1997 there were 1,520 U.S. swine farms with 5,000 head or more and more than 4,000 swine farms with 2,000 to 5,000 head of stock. It is estimated that 5,000-head swine farm with a lagoon spends $90,000 to $100,000 a year on lagoon management only. And this is without controlling the odor, soil permeation or runoff problems.

     We estimate that the $510,000 cost of a Farm Waste Anaerobic Plant for a 3,000-head swine farm will be recovered by the farmer in five to seven years from:

     o         organic fertilizer sales,

     o         methane gas used on the farm and sold commercially,

     o         elimination of waste lagoon expense, and

     o         reduction of other operating costs.

     Of major public relations importance is the near total elimination of foul odors. The only exposure of the animal waste to the atmosphere is the one-day-or-less period that elapses before it is hosed or scraped to the pump site for transportation to the closed storage tanks or directly to the processing plant. Little decomposition and emission of gases occur during this initial period.

     Of major health importance are:

     o the elimination of the volatile organic acids, which are consumed by the gas-producing bacteria,

     o the elimination of surface and ground water contamination, and

     o the dramatic reduction of pathogen populations in the heated digesters.

     Carbon Dioxide Separator.
     ------------------------
     We own the exclusive world rights to market certain equipment that separates carbon dioxide and other impurities from the gas produced in landfills and converts the remaining gas to a cleaner, 98-percent pure methane gas for use in internal combustion engines or for sale to natural gas companies. This equipment was developed for us by the Institute of Gas, Ukraine National Academy of Sciences.

     The manufacturing and operating costs of our CO2 separator plants are substantially lower than the costs of competitive units. We have negotiated a contract to provide two of these plants to a large U.S. landfill operator. One plant will be placed on a landfill in Alabama, the other in Indiana. The plants will be manufactured in Ukraine. The landfill operator will provide all other equipment needed as well as the operations. We will share equally the revenue generated by the plants.

     Raw Materials, Supplies and Manufacturing
     -----------------------------------------

     The tissue bonding equipment is to be manufactured in the U.S. The prototype for the equipment has been completed and successfully demonstrated to physicians and surgeons in the U.S.

     The anaerobic plants will be manufactured in Ukraine at a cost far less than what it would cost in the U.S.

     The carbon dioxide separator plants will be manufactured in the Ukraine, again at a cost far less than what it would cost in the U.S.

     Distribution Methods
     --------------------
     The U.S. medical research and development group and the medical equipment manufacturing company will market and distribute the live tissue bonding equipment once Federal Drug Administration approval is obtained.

     We have organized a majority-owned subsidiary, Anaerobic Farm Waste, Inc., to own and lease the anaerobic farm waste disposal equipment. The officers of our company are also the principal officers of the subsidiary company.

     We are marketing our CO2 separator equipment directly through the efforts of our officers.

     Competition
     -----------

          Live tissue bonding equipment.
          -----------------------------
          We have the only equipment in the world that bonds live tissues with little or no scarring. We are in competition only with older surgical methods of closing tissue openings.

          Anaerobic farm waste disposal plants.
          ------------------------------------
          There are ten companies that offer various types of anaerobic systems in the U.S. None of these systems processes the manure and water to the extent of the Ukraine-made plant. Further, the costs of design, development, fabrication and construction are higher by multiples in the U.S. than in Ukraine, where high-caliber scientists and engineers are readily available. The plant now in operation in

Ukraine is the product of years of experience in designing and building various types of anaerobic plants. The design now in operation has been the most effective and economical for anaerobically processing animal wastes.

          CO2 Separator.
          -------------
          Numerous companies make CO2 separators in the U.S. but none can compete with the quality of our separators or with our price. Their prices are multiples of ours. Their separators produce no better than 75 to 90 percent pure methane; ours produce 98-percent pure methane.

     Patents, Trademarks and Licenses
     --------------------------------

     The live tissue bonding equipment is the subject of patents and patent applications filed by the Ukraine inventor in the Ukraine, the U.S., and other countries. The patents and the patent applications for the U.S., the European Patent Convention, Australia, Canada and Japan have been assigned to the U.S. medical equipment manufacturing company that will manufacture and market the equipment once the Federal Drug Administration approves the equipment for use on humans.

     We have been assigned the exclusive world rights to license, manufacture, market, and distribute both the anaerobic farm waste disposal equipment and the CO2 separator equipment.

     Government Approval and Regulations
     -----------------------------------

     The live tissue bonding equipment must obtain the approval of the Federal Drug Administration before it can be sold to be used on humans. Testing of this equipment on humans in the U.S. should begin this year. Filings will then be made with the FDA. We expect no unusual delay in obtaining FDA approval, due to the results of the testing and the accepted usage of this technology in Ukraine. We expect to receive FDA clearance by the end of the year 2000.

     The anaerobic farm waste disposal plants and the CO2 separator plants require no governmental approval before being placed into use, but the results of their usage are subject to the oversight authority of the Environmental Protection Agency. Because we expect the results of their usage will enable cattle, swine and chicken farmers and landfill operators to comply with EPA regulations, we believe the plants will be readily accepted in the U.S.

     Year 2000 Computer Problems
     ---------------------------

     We have determined that we do not face material costs, problems or uncertainties about the year 2000 computer problem. This problem affects many companies and organizations and stems from the fact that many existing computer programs use only two digits to identify a year in the date field and do not consider the impact of the year 2000. We are newly organized, use off-the-shelf and easily replaceable software programs, and have yet to devise our own software programs.

     We have been advised by the manufacturers of our anaerobic farm waste plants and our CO2 separator plants that they are Year 2000 compliant. Should they not be and should difficulties arise, we will have to delay our operations until they work out their problems.

     Research and Development
     ------------------------

     We expend no funds on research and development.

     Cost of Compliance with Environmental Laws
     ------------------------------------------

     We have no direct costs in complying with environmental laws. Our anaerobic farm waste disposal plants are designed to dispose of farm waste in a manner that meets all environmental regulations. The same is true with regard to our CO2 separator plants. The users of this equipment have an environmental waste disposal problem caused by their other operations. Their cost of complying with environmental regulations is our share of the revenue produced from the installation and use of our equipment.

     Seasonality
     -----------

     There is no seasonal aspect of our business.

     Employees
     ---------

     We employ three persons full time in the U.S. and two persons full time in Kiev, Ukraine.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and the accompanying notes thereto and is qualified entirely by the foregoing and by other more detailed financial information appearing elsewhere. See "Financial Statements."

Results of Operations
---------------------

     The following table presents, as a percentage of sales, certain selected financial data for the two fiscal years ended December 31, 1998 and for the six-month periods ended June 30, 1998 and June 30, 1999:



                                  Year Ended 12-31        6-Mos. Ended 6-30
                                  1998        1997        1999         1998
                                  ----------------        -----------------
     Sales, including 50%
       interest in United
       Engineering Company        100.0%      100.0%      100.0%      100.0%
     Cost of sales                 48.3         0.0        37.3        71.0
                                  -----       -----       -----       -----
     Gross margin                  51.7       100.0        62.7        29.0
     Selling, general and
       administrative
       expenses                    77.0       105.7       105.1        75.7
     Other income and (losses)
       on foreign currency
       exchange                   (15.7)        0.0         0.0         0.0
                                  -----       -----       -----       -----
     Net income (loss)            (41.0)       (5.7)      (42.4)      (46.7)

     Sales
     -----

     Sales decreased from $559,215 in the fiscal year ended December 31, 1997 to $509,861 in the fiscal year ended December 31, 1998, a decrease of 8.8 percent. The decrease in sales was attributable to foreign exchange loss of $91,957.

          Interim results.
          ---------------
          Sales decreased from $130,014 in the first half of 1998 to $90,377 in the first half of 1999, a decrease of 30.5 percent. The decrease was due entirely to less revenue from the tissue bonding project. Dividends from United Engineering Company increased from $2,666 in the first half of 1998 to $8,390 in the first half of 1999.

     Gross Margin
     ------------

     All revenues in fiscal 1997 were attributable to services - $299,454 - or to our 50 percent interest in United Engineering Company - $259,761. Accordingly, the above table reflects a 100 percent gross margin in fiscal 1997. In fiscal 1998, our cost of goods sold was $246,242, which was 48.3 percent of $509,861 in revenues.

          Interim results.
          ---------------
          Despite $39,637 less revenue in the first half of 1999 than in the first half of 1998, the gross margin increased from $37,681 to $56,637, a 50.3 percent increase. The improvement was due entirely to $60,158 less expense associated with the tissue bonding project.

     Selling, General and Administrative Expenses
     --------------------------------------------

     Selling, general and administrative expenses decreased from $590,888 in fiscal year 1997, or 105.7 percent of sales, to $392,808 in fiscal year 1998, or 77 percent of sales. This decrease is due to reduction in foreign travel, U.S. travel, and other operating costs.

          Interim results.
          ---------------
          Selling, general and administrative expenses decreased from $98,378 in the first half of 1998 to $94,977 in the first half of 1999 - a decrease of 3.5 percent. The decrease was due entirely to payables and expense adjustments.

     Net Loss
     --------

     We had a net loss from operations in fiscal year 1997 of $31,673, or $0.02 a share of our common stock. In fiscal year 1998 we had a net loss from operations of $209,152, or $0.10 a share of common stock. Some $91,957 of this loss is attributable to a foreign exchange loss - the U.S. dollar strengthening against the Ukraine currency. The balance of the loss is attributed by management to accrued loan interest.

          Interim results.
          ---------------
          Our net loss of $60,697 in the first half of 1998 decreased to a net loss of $38,340 in the first half of 1999, a decrease of 36.9 percent. The increase was due to payables and expense adjustments described above in "Selling, General and Administrative Expenses - Interim Results."

     Balance Sheet Items
     -------------------

          Assets.
          ------
          Our total assets increased in fiscal 1998 by $194,531 - a 34.2 percent increase. Some $136,309, or 70 percent of the increase, is attributable to our increased investment in United Engineering Company.

          Stockholders' Equity.
          --------------------
          Stockholders' equity decreased from $195,016 at the end of fiscal 1997 to $25,314 on December 31, 1998. The loss from operations of $209,152 was covered by an increase in stockholders' loans to the company of $288,750 and the sale of $30,000 of stock.

          Interim balance sheet items.
          ---------------------------

               Notes Payable to Stockholders.
               -----------------------------
               We decreased our notes payable to stockholders from $685,430 at December 31, 1998 to $400,225 on June 30, 1999 - a 41.6 percent decrease.

               Stockholders' Equity.
               --------------------
               We increased stockholders' equity from only $25,314 on December 31, 1998 to $512,368 on June 30, 1999. The increase was due almost entirely to the $285,205 reduction in notes payable to stockholders, which reduction reflected the conversion of the notes to common stock.

     Liquidity and Outlook
     ---------------------

     We have been able to stay in operation only from the proceeds realized from loans and from the sale of capital stock. We perceive our long-term solution to our continuing losses to be:

     o additional contracts for the leasing of our anaerobic farm waste equipment;

     o additional contracts for the joint venturing of our CO2 separator;

     o the sale of capital stock in either our company or our subsidiary, Anaerobic Farm Waste, Inc.; and

     o loans to finance the purchase of anaerobic farm waste units and CO2 separators.

At this time, we have not identified the sources for additional equity capital, but we are negotiating with a lender of funds that we believe will provide the capital for us to purchase anaerobic farm waste plants and CO2 separators for executed contracts that require such equipment.

     Costs of Filing Periodic Reports
     --------------------------------

     The filing of this Form 10-SB registration statement subjects our company to certain requirements of the Exchange Act of 1934. These requirements include the filing of an annual report on the company's business, which must include audited financial statements; quarterly reports, which must include unaudited interim financial statements; and periodic reports of certain material events of which investors should be made aware. Legal and accounting expertise are required to prepare these reports. The services of the company's securities law attorney and the annual auditor's services must be paid for in cash. Should cash not be available to pay for these legal and auditor's services, we will have to borrow these needed funds from sources not yet identified.

                                   PROPERTIES

     We lease office space in the following cities as follows:

                             Approximate       Monthly      Term of
                             Square Feet       Rental        Lease
                             -----------       -------      -------
     Corpus Christi, TX        1,000           $  500       08-31-2001
     Oklahoma City, OK           500           $  500       Month-to-Month
     Kiev, Ukraine               800           $1,200       Month-to-Month

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The table below sets forth, as of June 30, 1999, the number of shares of Common Stock of the company beneficially owned by each officer and director of the company, individually and as a group, and by each person known to the company to be the beneficial owner of more than five percent of the Common Stock.


                                              Number of
                                              Shares of
     Name and Address                        Common Stock           Percent
     ----------------                        ------------           -------
     Esmeralda G. Robbins(1)                   250,000                 8.6
     701 CCNB North Tower
     500 North Shoreline
     Corpus Christi, TX 78471

     Donald S. Robbins(2)(3)                   250,000                 8.6
     701 CCNB North Tower
     500 North Shoreline
     Corpus Christi, TX 78471

     Gordon W. Allison(3)(4)                   382,800                13.1
     P. O. Box 770304
     Oklahoma City, Oklahoma 73177

     James Workman                              60,000                 2.1
     1826 War Eagle Street
     North Little Rock, AR 72116

     Officers and Directors                    942,800                32.3
     as a group (4 persons)(3)
     -------------------------

(1)  These shares are held of record by the Esmeralda G. Robbins
     Family Limited Partnership.

(2) These shares are held of record by the Donald S. Robbins Family Limited Partnership.

(3) This does not include 75,669 shares of Series A Preferred Stock of the company, which shares are owned by Mr. Robbins (43,869 shares) and Mr. Allison (31,800 shares), each share of which Preferred Stock is entitled to receive an $0.80 annual dividend, payable quarterly, cumulative if not paid, has a face value of $10, is redeemable by the company out of profits, and is preferred over the company's Common Stock in the event of the liquidation and dissolution of the company.

(4) This stock is held of record by Electronic Data Service, Inc., an Oklahoma corporation, of which Mr. Allison is an officer, director and 100 percent beneficial shareholder.

Changes in Control
------------------

     There are no arrangements which may result in a change in control of the company.

                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The company's directors, officers and significant employees occupying executive officer positions, their ages as of June 30,

1999, the directors' terms of office and the period each director has served are set forth in the following table:

                                                                       Director's
                                                          Director        Term
      Person                 Positions and Offices          Since        Expires
---------------------        ---------------------        --------      ---------
Esmeralda G. Robbins, 54     Chairman of the Board          1992           2000
                             of Directors

Donald S. Robbins, 55        President, Chief               1992           2000
                             Executive Officer and
                             Director

Gordon W. Allison, 72        Executive Vice Presi-          1992           2000
                             dent, Chief Financial
                             Officer, Secretary and
                             Director

James Workman, 71            Director                       1998           2000

     Donald S. Robbins.
     -----------------
     Mr. Robbins commenced his business career by working from 1969 until 1979 with several life insurance companies in the area of estate and retirement planning. From 1979 until 1983 he was associated with the financial planning division of E.F. Hutton, Hutton Financial Services. From 1983 until 1988 he was associated with Prudential Bache Securities as a vice president for investments and financial planning. From 1988 until 1995 he was affiliated with the broker-dealer firm Royal Alliance Associates, Inc. From 1983 until 1985 he has been a guest speaker at numerous investor meetings, continuing medical education meetings, medical society meetings and broker seminars. Mr. Robbins was one of the founders of the company in 1992 and is the person who has negotiated for the company with respect to the marketing and licensing agreements of the company and the person who negotiated with the various organizations in Ukraine that, together with the company, founded United Engineering Joint Stock Company. Mr. Robbins oversees the company's operations offices in Ukraine and devotes full time to the affairs of the company.

     Gordon W. Allison.
     -----------------
     Mr. Allison has 35 years experience in the insurance industry and 28 years experience as a corporate officer and a chief executive of several companies. From 1972 through 1987 he was the chief executive officer of American Trustee Life Corporation and affiliated insurance companies in Minnesota, Arizona, and Nebraska. In 1988 he retired from the insurance industry as an officer and director of companies but remained in sales and financial planning. From 1988 until 1991 he served as a director of Advantage Marketing System, a public company. In 1982 he was the president of the Association of Oklahoma Life Insurance Companies. From 1982 through 1991 he was the partnership manager of Cross Timbers Ranch Ltd., a real estate development and ranching operation specializing in tax-sheltered cattle maintenance. He has been a bank director and a community and church leader in Oklahoma City for more than 30 years. He is one of the founders of the company and is responsible for its operations in the U.S., particularly during periods when Mr. Robbins is in Ukraine.

     James Workman.
     -------------
     An agriculture entrepreneur and expert, James Workman has spent his entire working life in agriculture projects. For 35 years he has operated and owned several thousand acres of farming. He recently retired and sold out a 26,000-acre farming operation in Mississippi specializing in soy beans, rice, cotton, corn and wheat. Prior to moving to Mississippi, James Workman operated a 10,000-acre farm operation in Arkansas for a German company farming rice, cotton, corn and soy beans. He specialized in land clearing, land precision leveling, drainage and irrigation for the German company.

                             EXECUTIVE COMPENSATION

     Set forth below is the aggregate compensation during fiscal years 1996, 1997 and 1998 of the chief executive officer of the company. During the period, no executive officer of the company received compensation that exceeded $100,000.

                                 Fiscal          Annual              Other
          Name                    Year           Salary           Compensation
     ------------------          -------         -------          ------------
     Donald S. Robbins,           1998           $48,000             None
     President
                                  1997           $32,900             None

                                  1996           $33,100             None

     Set forth below is information concerning individual grants of stock options made during fiscal year 1998 to the officers of the company:



                                No. of Shares of         No. of Total
                                  Common Stock          Options Granted
                                   Underlying          to All Employees      Exercise      Expiration
        Name of Officer          Options Granted        in Fiscal Year         Price          Date
     ---------------------       ---------------        --------------        -------       ------
Donald S. Robbins                    425,000                850,000          $0.16(1)         2004

Gordon W. Allison                    425,000                850,000          $0.16(1)         2004
--------------------

(1) The exercise price is the same as the closing bid price for the common stock on the day the options were granted.

     Directors of the company receive no compensation for their services as directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There have been no transactions during the past two years, or proposed transactions, to which our company was or is to be a party, in which any director, executive officer, nominee for election as a director, a holder of more than five percent of our voting stock or any member of their immediate family had or is to have a direct or indirect material interest.

     Our company's "parents" may be deemed to be Esmeralda G. Robbins, Donald S. Robbins and Gordon W. Allison by reason of their positions as officers and directors of the company and their stock ownership as reflected in the tables above.

                            DESCRIPTION OF SECURITIES

      The company is authorized to issue 40 million shares of Common Stock, $0.001 par value and 10 million shares of Preferred Stock, $0.001 par value. The presently outstanding shares of Common Stock and Preferred Stock are fully paid and nonassessable.

Common Stock
------------

     Voting Rights.
     -------------
     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors.

     Dividend Rights.
     ---------------
     Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the company legally available therefor.

     Liquidation Rights.
     ------------------
     Upon any liquidation, dissolution or winding up of the company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders after distributions are made to the holders of the company's Preferred Stock.

     Preemptive Rights.
     -----------------
     Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

     Registrar and Transfer Agent.
     ----------------------------
     The  company's   registrar  and  transfer  agent  is  Securities   Transfer
Corporation of Dallas, Texas.

     Dissenters' Rights.
     ------------------
     Under current Texas law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the company to purchase his shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's certificate of incorporation.

Preferred Stock
---------------

     The company is also authorized to issue 10 million shares of Preferred Stock, $0.001 par value.

     The Preferred Stock or any series thereof shall have such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions thereof as shall be expressed in the resolution or resolutions providing for the issue of such stock adopted by the board of directors and may be made dependent upon facts ascertainable outside such resolution or resolutions of the board of directors, provided that the manner in which such facts shall operate upon such designations, preferences, rights and qualifications, limitations or restrictions of such class or series of stock is clearly and expressly set forth in the resolution or resolutions providing for the issuance of such stock by the board of directors.

     Series A Preferred Stock.
     ------------------------
     The board of directors, by resolution, designated a Series A Preferred Stock, consisting of 75,669 shares, each with a face value of $10, each entitled to receive an $0.80 annual dividend, payable quarterly, cumulative if not paid, and preferred over the Common Stock in the event of the liquidation and dissolution of the company.

     All 75,669 shares of the company's authorized Series A Preferred Stock have been issued, 43,869 to Donald S. Robbins, president, chief executive officer and director of the company, and 31,800 shares to Gordon W. Allison, executive vice president, chief financial officer, secretary and a director of the company.

             MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

     The company's Common Stock is quoted on the OTC Bulletin Board. Its symbol is "CTUM."

     It first traded on April 21, 1998. The range of high and low bid information for our Common Stock is set forth below. The source of this information is the OTC Bulletin Board. The quotations reflect inter-dealer prices without markup, markdown or commissions and may not represent actual transactions.

                                       High               Low
                                       ----               ---
     1998
     ----     2nd Qtr.                 2                  1.125
              3rd Qtr.                 1.3125             0.5
              4th Qtr.                 0.2813             0.1500

     1999
     ----     1st Qtr.                 1.6875             0.1500
              2nd Qtr.                 1.1875             0.5000

     On June 30, 1999, there were 2,918,095 shares of Common Stock outstanding. There are 850,000 shares subject to outstanding options to purchase, or securities convertible into, such shares of stock.

Holders
-------

     As of June 30, 1999 there were approximately 84 holders of record of our Common Stock. Some 850,682 shares of Common Stock are held by numerous other shareholders in brokerage accounts under the record name of "Cede & Co."

Dividends
---------

     We have paid no dividends to our common stockholders and do not plan to pay dividends on our Common Stock in the foreseeable future. We currently intend to retain any earnings to finance future growth.

                                LEGAL PROCEEDINGS

     Neither  the  company  nor our  property  is a party to any  pending  legal
proceeding  or  any  known   proceeding   that  a   governmental   authority  is
contemplating.

                     RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years our company sold the following securities without registering the securities under the Securities Act of 1933:

                                       No. of
                                       Shares             Offering
                   Date                 Sold               Price
                  ------              --------            --------
                   1997               212,600             $186,950
                   1998               174,515(1)            39,451
                  4-6-99              586,862              582,612
                                                          --------
                                                          $809,013
------------------------

(1) Of these shares, 12,965 shares were issued in June 1998 to Diversified Marketing Co. in exchange for financial public relations services valued at $3,000.

     The shares were sold pursuant to the exemption from registration provided by Regulation D, Rule 504. The securities were sold through the efforts of our officers and also through the NASD broker-dealer firm of Atlantic Pacific Financial, Inc. A commission of ten percent of the proceeds of sales was paid to Atlantic Pacific Financial, Inc. for sales made by it. No commissions were paid with respect to sales made by the officers of the company.

     With regard to the above Rule 504 public offering sales, we furnished each prospective investor with an offering memorandum that described our company and generally met the disclosure requirements of Form 1-A of the Securities and Exchange Commission.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Texas corporation law, a corporation is authorized to indemnify officers, directors, employees and agents who are made or threatened to be made parties to any civil, criminal, administrative or investigative suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the corporation or are or were acting in the same capacity for another entity at the request of the corporation. Such indemnification includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such persons if they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful.

     In the case of any action or suit by or in the right of the corporation against such persons, the corporation is authorized to provide similar indemnification, provided that, should any such persons be adjudged to be liable for negligence or misconduct in the performance of duties to the corporation, the court conducting the proceeding must determine that such persons are nevertheless fairly and reasonably entitled to indemnification. To the extent any such persons are successful on the merits in defense of any such action, suit or proceeding, Texas law provides that they shall be indemnified against reasonable expenses, including attorney fees.

     A corporation is authorized to advance anticipated expenses for such suits or proceedings upon an undertaking by the person to whom such advance is made to repay such advances if it is ultimately determined that such person is not entitled to be indemnified by the corporation.

     Indemnification and payment of expenses provided by Texas law are not deemed exclusive of any other rights by which an officer, director, employee or agent may seek indemnification or payment of expenses or may be entitled to under any by-law, agreement, or vote of shareholders or disinterested directors. In such regard, a Texas corporation is empowered to, and may, purchase and maintain liability insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. As a result of such corporation law, the company may, at some future time, be legally obligated to pay judgments (including amounts paid in settlement) and expenses in regard to civil or criminal suits or proceedings brought against one or more of its officers, directors, employees or agents.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the foregoing provisions or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              FINANCIAL STATEMENTS

There appears below the following financial statements of the company:

Independent accountant's report
         of July 27, 1998 ..............................................    F-1

Balance Sheet at December 31, 1997 .....................................    F-2

Statements of Operations for the Years Ended
         December 31, 1997 and December 31, 1996 .......................    F-4

Statements of Change in Stockholders' Equity
         from Inception (November 19, 1992)
         to December 31, 1997 ..........................................    F-5

Statements of Cash Flows for the Years Ended
         December 31, 1997 and December 31, 1996........................    F-7

Notes to Financial Statements, December 31, 1997 .......................    F-8

Independent Auditors Report of August 17, 1999 .........................   F-13

Balance Sheet at December 31, 1998 .....................................   F-14

Statement of Operations for the Year Ended
         December 31, 1998 .............................................   F-16

Statement of Cash Flows for the Year Ended
         December 31, 1998 .............................................   F-17

Statement of Changes in Stockholders' Equity
         from Inception (November 19, 1992)
         to December 31, 1998 ..........................................   F-18

Notes to Financial Statements, December 31, 1998 .......................   F-20

Balance Sheet (unaudited) at June 30, 1999 .............................   F-24

Statement of Operations for the Six Months Ended
         June 30, 1999 and June 30, 1998 ...............................   F-26

Statement of Cash Flows for the Six Months Ended
         June 30, 1999 and June 30, 1998 ...............................   F-27

                                    EXHIBITS

Index to Exhibits

         Exhibit No.                            Description
         ----------                            -------------
             3                -       Amended and Restated Articles of
                                      Incorporation of Consortium Service
                                      Management Group, Inc.

             3.1              -       Bylaws of Consortium Service Management
                                      Group, Inc.

            10                -       Founders' Agreement of United Engineering
                                      Company

            10.1              -       Statutes (Bylaws) of United Engineering
                                      Company

            10.2              -       Agreement of April 24, 1996 between
                                      Consortium Service Management Group, Inc.
                                      and The L Group, Inc. concerning tissue
                                      bonding technology

            10.3              -       Agreement of July 9, 1996 between
                                      Consortium Service Management Group, Inc.
                                      and International Welding concerning
                                      tissue bonding technology

            10.4              -       Agreement among Consortium Service
                                      Management Group, Inc., United
                                      Engineering Company and Ivan V.
                                      Semenenko, the inventor of the anaerobic farm waste technology

            10.5              -       Agreement of June 9, 1998 among
                                      Consortium Service Management Group,
                                      Inc., The Sumy Frunze Machine Building
                                      Science and Production Association, and
                                      United Engineering Company concerning the anaerobic farm waste technology

            10.6              -       Agreement between Consortium Service
                                      Management Group, Inc. and Western Waste
                                      Management, Inc. concerning the anaerobic farm waste technology

            10.7              -       Agreement between Consortium Service
                                      Management Group, Inc. and Aardema Dairy concerning the anaerobic farm waste technology

            10.8              -       Agreement between Consortium Service
                                      Management Group, Inc. and John and Ruth
                                      Beukers concerning the anaerobic farm
                                      waste technology

            10.9              -       Agreement of December 1998 between
                                      International Welding Association of
                                      Kiev, Ukraine and Consortium Service
                                      Management Group, Inc. concerning the
                                      carbon dioxide separator technology

                                JAAK (JACK) OLESK
                           Certified Public Accountant
                        270 North Canon Drive, Suite 203
                         Beverly Hills, California 90210
                                 (310) 288-0693



                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of Directors
Consortium Service Management Group, Inc.

I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1997, and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1997 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                            /s/ Jaak Olesk, CPA

Beverly Hills, California
July 27, 1998

                    Consortium Service Management Group, Inc.
                                  BALANCE SHEET
                                December 31, 1997




                                     ASSETS



Current Assets
 Cash                                           $   9,497
 Trade Accounts Receivable                         17,800
                                                ---------

Total Current Assets                               27,297

Fixed Assets
 Furniture, Fixtures and Equipment                 33,868
 (Less Accumulated Depreciation)                  (12,621)

Total Fixed Assets                                 21,247

Other Assets
 Accounts Receivable from United
  Engineering Company                             383,613
 (Less Valuation Allowance)                      (323,613)
 Investment - United Engineering
  Company                                         385,705
 Founders Fund                                     73,843
Total Other Assets                                519,548
                                                ---------
                                                $ 568,092
                                                =========














                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                            BALANCE SHEET(continued)
                                December 31, 1997





                      LIABILITIES AND STOCKHOLDERS' EQUITY



Current Liabilities
  Accounts Payable                             $   33,174
  Accrued Expenses                                 15,000
  Taxes Payable                                    13,997
  Notes Payable to Stockholders                   310,905
                                               ----------
Total Current Liabilities                         373,076


Stockholders'  Equity  Preferred  stock,
  $0.001  par  value  10,000,000  shares
  authorized; 75,669 shares issued and
  outstanding at December 31, 1997                     76
  Common stock, $0.001 par value
  40,000,000 shares
  authorized; 2,096,718 shares issued and
  outstanding at December 31, 1997                  2,097
  Additional paid-in capital                    1,042,301
  Retained earnings(deficit)                     (849,458)

Total Stockholders' Equity                        195,016
                                               ----------
                                               $  568,092
                                               ==========












                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                             STATEMENT OF OPERATIONS



                                       For the Year
                                      Ended Dec. 31,
                                      --------------
                                   1997           1996
                                   ----           ----
Revenues                       $  299,454     $  246,197

General costs
   and expenses:

 General and adminis-
 trative expenses                 590,888        698,413
                               ----------     ----------

(Loss) before income
  taxes and interest
  in income of
  unconsolidated
  company                        (291,434)      (452,216)

Income taxes                            -              -
                               ----------     ----------

(Loss) before interest
  in income of
  unconsolidated company         (291,434)      (452,216)

Interest in income of
unconsolidated company            259,761        321,403
                               ----------     ----------


NET (LOSS)                     $  (31,673)    $ (130,813)
                               ==========     ==========

Net (loss) per share
     of common stock           $     (.02)    $     (.07)
                               ==========     ==========
Weighted average
 common shares
 outstanding                    2,008,125      1,884,118
                               ==========     ==========




                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             From Inception (November 19, 1992) to December 31, 1997



                   Preferred Stock             Common  Stock           Additional     Retained
                 -------------------         ------------------          Paid-In      earnings
                 Shares       Amount         Shares      Amount          Capital      (Deficit)       Total
                 -------     --------        ------     --------        ----------    ---------     ---------
Balance, Dec.
31, 1995               -    $      -       1,884,118    $  1,884        $ 832,608     $(686,972)    $ 147,520



Preferred shares
issued for
services on
April 11, 1996    73,958          74               -           -           14,958             -        15,032



Preferred
shares
issued for
assets on April
11, 1996           1,711           2               -           -            7,998             -         8,000



Net (loss) for
year ended Dec.
31, 1996               -           -               -           -                -      (130,813)     (130,813)
                 --------    --------      ---------    ---------       ----------    ---------     ---------



Balance, Dec.
31, 1996          75,669    $     76       1,884,118    $  1,884        $  855,564    $(817,785)    $  39,739









                See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
            STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (continued)
                 For the two year period ended December 31, 1997




                   Preferred Stock             Common  Stock           Additional     Retained
                 -------------------         ------------------          Paid-In      earnings
                 Shares       Amount         Shares      Amount          Capital      (Deficit)       Total
                 -------     --------        ------     --------        ----------    ---------     ---------
Balance, Dec.
31, 1996          75,669    $     76       1,884,118    $  1,884        $  855,564    $(817,785)    $  39,739



Common shares
issued for cash
during 1997            -           -         205,250         205           180,295            -       180,500



Common shares
issued for
services
during 1997            -           -           7,350           8             6,442            -         6,450



Net (loss) for
year ended Dec.
31, 1997               -           -               -           -                 -      (31,673)      (31,673)
                 --------    --------      ---------    ---------       ----------    ---------     ---------

Balance, Dec.
31, 1997          75,669    $     76       2,096,718    $  2,097        $1,042,301    $(849,458)    $ 195,016
                 ========   =========      =========    =========       ==========    =========     =========










                See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                            STATEMENTS OF CASH FLOWS


                                         For the Year
                                         Ended Dec. 31,
                                    -----------------------
                                       1997         1996
                                       ----         ----
Cash flows from/(for)
  operating activities:
  Continuing operations
  (loss) from operations            $ (31,673)   $(130,813)
Depreciation and amortization           5,927        1,761
Issuance of stock for services          6,450       15,032
Valuation allowance-receivable       (129,107)     452,720
  Changes in assets
    and liabilities:
  Accounts receivable                  51,307     (306,110)
  Accounts payable                    (11,660)      44,834
  Accrued salaries                   (180,000)     180,000
  Investment-United
  Engineering Company                (185,918)    (199,787)
  Other                               324,693      154,500
                                    ---------    ---------
Net Cash provided (Used) by
  operating Activities:              (149,981)     212,137
Cash flows from/(for)
  investing activities:
  Acquisition of fixed assets         (23,890)           -
  Other                                     -     (213,134)
Net Cash provided (used) by
  investing activities:               (23,890)    (213,134)
Cash flows from/(for)
  financing activities:
Issuance of shares                    180,500            -
                                    ---------    ---------
Net cash provided by
  financing activities:               180,500            -
Net increase (decrease)
  in cash                               6,629         (997)
Cash at beginning of period             2,868        3,865
                                    ---------    ---------
Cash at end of period               $   9,497    $   2,868
                                    =========    =========
Supplemental disclosures:
Cash paid during the
 period for:
Interest                            $       -    $       -
                                    =========    =========
Income taxes                        $       -    $       -
                                    =========    =========
Noncash financing transactions:
 Stock for services                 $   6,450    $  15,032
                                    =========    =========
 Stock for assets                   $       -    $   8,000
                                    =========    =========

                 See accompanying notes to financial statements.

                    Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Significant Accounting Policies

Nature of Operations
     Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company and has contracted for two new medical technologies.

Cash and Cash Equivalents
     For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue Recognition
     Income is earned as recognized by contractual agreements. Revenue from sales of services is recognized when the services are performed and billable.

Furniture, Fixtures and Equipment
     Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments in Unconsolidated Companies
     Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.

Foreign Operations
     Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during each reporting period. For the periods presented, the Company had no significant foreign currency transaction gains or losses.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997


Note 1 - Significant Accounting Policies (continued)

Loss Per Share
     The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented. As the effect would be antidilutive, warrants outstanding are not included in the computation.

Issuance of Shares for Services
     Valuation of shares for services is based on the fair market value of services.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements to be Adopted in 1998
     During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") that are effective for periods beginning after December 15, 1997 and will be adopted by the Company during 1998. The Company does not expect that adoption of these Standards will have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130-"Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131-"Disclosures about Segments of an Enterprise and Related Information", which establishes new standards for reporting information about operating segments in interim and annual financial statements.

Income Taxes
     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See
Note 3).

Reclassifications
     Certain prior year amounts have been reclassified to conform with 1997 classifications.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997

Note 2 - Basis of Presentation and Considerations Related to Continued Existence (Going Concern)

     The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $31,673 and $130,813 for the years ended December 31, 1997 and 1996, respectively. These factors, among others, raise substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

     The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors.

Note 3 - Income Taxes

     The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

     Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1997, the Company did not have any significant tax net operating loss carryforwards (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern). At December 31, 1997, the Company did not have any significant deferred tax liabilities or deferred tax assets.

Note 4 - Warrants Outstanding

     In 1997, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company sold shares of common stock and stock purchase warrants. Approximately $180,500 was raised.

     Each warrant entitles the holder to purchase one share of the Company's common stock for $2.00. The warrants expire September 15, 1998. The Company can call in the warrants on fifteen days notice, if not exercised by the holder prior to the expiration of the fifteen day notice period, should the Company's common stock trade at or above a $2.50 reported closing bid or trade price for ten consecutive trading days. At December 31, 1997 the Company had 361,000 warrants outstanding.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997

Note 5 - Preferred Stock/Common Stock Split/Stock Options

     On April 11, 1996 the Company amended its Articles of Incorporation. The effects of the amendments were as follows:

     The authorized capital was increased to 40 million shares of common stock, par value $0.001, and 10 million shares of Preferred Stock were authorized, of which Preferred Stock, a Series A Preferred Stock was designated which consists of 75,669 shares, each with a $10 face amount entitled to an annual, cumulative dividend from the net profits of the Company equal to 8% of the face amount, redeemable out of otherwise undistributed net profits of the Company, and preferred over the common stock in the event of the liquidation and dissolution of the Company to the extent of its unredeemed face amount and accumulated unpaid dividends (the face amount of $10 is solely for dividend calculation, and liquidation and dissolution calculation; for accounting purposes the par value is $0.001). On April 11, 1996 the Company issued the Series A Preferred Stock shares to the following persons:


          Person                        No. of Shares
-------------------------               -------------
Donald S. Robbins
(President/CEO and Director)                43,869

Gordon W. Allison
(Executive Vice President, Secretary
 and Director)                              31,800
                                          --------
                                            75,669
                                          ========

     Consideration    for   the   preferred   stock   issuance    consisted   of
preincorporation costs, office furniture, vehicle and services rendered to the Company.

     Incidental to the Company's amendment to its Articles of Incorporation filed April 11, 1996, each previously issued share of Common Stock of the Company was exchanged for 25 new shares of Common Stock of the Company in a stock split. Common stock amounts shown for previous years have been restated to reflect this split.

     150,000 shares of the Company's common stock is issuable to each of Messrs. Robbins and Allison (300,000 shares total) pursuant to stock options. Each option expires March 31, 2001, and is exercisable at $1 a share.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1997


Note 6 - Investment - United Engineering Company

     At December 31, 1997 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1997 UEC had revenues of approximately $2,000,000 and a net income of approximately $600,000. At December 31, 1997 UEC had approximately $890,000 in assets and approximately $45,000 in liabilities. For the year ended December 31, 1997 the Company had an interest of $259,761 in the income of UEC. A portion of Investment- United Engineering Company is shown as Founders Fund. This represents a liquidation priority.

Note 7 - Change in Accounting Estimate

     During 1997, the President/CEO and the Executive Vice President (both of whom are also significant stockholders) elected not to try and collect back salaries from the Company (thus estimating they were due zero). At December 31, 1996 it had been estimated that these two officers together were owed approximately $180,000 in salaries for approximately the three years ended December 31, 1996.

     The above change was recorded by the Company as a change in accounting estimate. A change in an accounting estimate is not accounted for by restating prior years' financial statements or by including the cumulative effect of the change in income. This change in accounting estimate does not affect future periods.

Note 8 - Notes Payable to Stockholders

     These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. There was no significant interest payable at December 31, 1997.

                           INDEPENDENT AUDITORS REPORT
                           ---------------------------


To the Shareholders and Board of Directors
Consortium Service Management Group, Inc.


I have audited the accompanying balance sheet of Consortium Service Management Group, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consortium Service Management Group, Inc. as of December 31, 1998, and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Oklahoma City, Oklahoma                Gary Skibicki
September 7, 1999                      Certified Public Accountant

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  BALANCE SHEET
                             as of December 31, 1998



                      ---------------ASSETS---------------


CURRENT ASSETS
--------------
Cash                                               $50179
Trade Accounts Receivable                           17800
Note Receivable                                       600
                                                   -------

        Total Current Assets                                           $  68579


FIXED ASSETS
------------
Furniture, Fixtures & Equipment                     58518
  Less: Accum. Depr.                               (20331)
                                                   -------
       Total Fixed Assets                                                 38187



OTHER ASSETS
------------
Accounts Receivable from
United Engineering Company                         383613
Less: Allowance Doubtful
      Accounts                                    (323613)
Investment - United
                  Engineering Company              522014
Founders Fund                                       73843
                                                  --------
       Total Other Assets                                                655857
                                                                       ---------
       Total Assets                                                    $ 762623
                                                                       =========












    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            BALANCE SHEET (Continued)
                                December 31, 1998


                    ---------------LIABILITIES---------------

CURRENT LIABILITIES
-------------------
Accounts Payable                                   $15620
Taxes Payable                                       13355
Notes Payable to Stockholders                      685430
Interest Payable                                    22904
                                                  --------

       Total Current Liabilities                                       $ 737309



STOCKHOLDERS EQUITY
-------------------
Preferred Stock, $.001 Par                             76
Value, 10000000 Shares
Authorized; 75669 Shares
Issued and Outstanding
at December 31, 1998

Common Stock $.001 Par Value,                        2271
40000000 Shares Authorized;
2271233 Shares Issued and Outstanding
at December 31, 1998

Additional Paid in Capital                        1081578

Retained Earnings 1/1/98              $(849459)
Current Year Income                    (117195)
Foreign Exchange Loss                   (91957)
Retained Earnings 12/31/98                       (1058611)
                                                 ----------
       Total Stockholders Equity                                          25314
                                                                       ---------
       Total Liabilities and Stockholders Equity                       $ 762623
                                                                       =========










    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.

                             STATEMENT OF OPERATIONS

                       JANUARY 1, 1998 - DECEMBER 31, 1998




       Revenues                                                   278929

       Cost of Goods Sold                                         246242

       Gross Profit                                                32687

       General and Administrative Expenses                        392808

       Operating Income                                          (360121)

       Interest in Income of Unconsolidated Company               230932

       Gain on Asset Exchange                                      11994

       Foreign Currency Loss                                      (91957)

       Income from Continuing Operations                         (209152)

       Income Taxes                                                   -0-

       Net Loss                                                  (209152)

       Net Loss Per Share of Common Stock                         $( .10)

       Weighted Average Common Shares Outstanding                 2111261 Shares








    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                   CONSORTIUM SERVICES MANAGEMENT GROUP, INC.
                             STATEMENT OF CASH FLOWS
                       JANUARY 1, 1998 - DECEMBER 31, 1999


CASH FLOWS FROM OPERATING ACTIVITIES:
------------------------------------
        Net Income                                              (209152)
        Dividends From Investee                                    2666
        Depreciation                                               7710
        Decrease Accounts Payable                                (10292)
          and Accured Expenses
        Foreign Exchange Loss                                     91957
        Equity Income From Investee                             (230932)
        Interest                                                  95225
                                                                --------
        Net Cash From Operating Activities                      (252818)

CASH FLOWS FROM INVESTING ACTIVITIES:
------------------------------------
        Purchase Equipment                                       (24650)
        Increase Note Receivable                                   (600)
                                                                --------
        Cash Used From Investing Activities                      (25250)

CASH FLOWS FROM FINANCING ACTIVITIES:
------------------------------------
        Increase Shareholder Loans                               288750
        Increase in Stock Issue                                   30000
                                                                --------
        Increase Cash From                                       318750
        Financing Activities

        Net Increase in Cash                                      40682
        Cash at Beginning of Period                                9497
        Cash at End of Period                                     50179

        Non Cash Financing Activities
        Shareholder Note Payable
        Added to Paid in Capital                                   9450











    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998

                                                                                                    DEFICIT ACCUMULATED
                        NO. PREFERRED      PAR        NO. COMMON          PAR         ADDITIONAL     DURING DEVELOPMENT
DESCRIPTION                 SHARES        VALUE        SHARES(ea)        VALUE      PAID IN CAPITAL        STAGE            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Services at Inception                                   1260000        $  1260       $  49140                             $ 50400
Nov. 19, 1992
Net Loss Year Ended 12/31/92                                                                           $( 23882)           (23882)
                            ---------    ----------   ----------       ---------     ----------        ----------         --------
Balance December 31, 1992                               1260000        $  1260       $  49140           ( 23882)          $ 26518

Common Shares Issued for
Cash During 1993                                         102063            102         134898                              135000
Net Loss Year Ended 12/31/93                                                                            (119408)          (119408)
                            ---------    ----------   ----------       ---------     ----------        ----------         --------
Balance December 31, 1993                               1362063           1362         184038           (143290)            42110

Common Shares Issued for
Cash During 1994                                         320848            320         543182                              543502
Common Shares Issued for
Services During 1994                                     139750            140           5450                                5590
Net Loss Year Ended 12/31/94                                                                            (288402)          (288402)
                            ---------    ----------   ----------       ---------     ----------        ----------         --------
Balance December 31, 1994                               1822661           1822         732670           (431692)           302800

Common Shares Issued for
Cash During 1995                                          61457             62          99938                              100000
Net Loss Year Ended 12/31/95                                                                            (255280)          (255280)
                            ---------    ----------   ----------       ---------     ----------        ----------         --------
Balance December 31, 1995                               1884118           1884         832608           (686972)           147520

Preferred Shares Issued for
Services on April 11, 1996     73958     $      74                                      14958                               15032
Preferred Shares Issued
For Asset on April 11, 1996     1711             2                                       7998                                8000
Net Loss Year Ended 12/31/96                                                                            (130813)          (130813)
                            ---------    ----------   ----------       ---------     ----------        ---------          --------
Balance December 31, 1996      75669            76      1884118           1884         855564           (817785)            39739

Common Shares Issued for
Cash During 1997                                         205250            205         180295                              180500
Common Shares Issued for
Services During 1997                                       7350              8           6442                                6450
Net Loss Year Ended 12/31/97                                                                             (31673)           (31673)
                            ---------    ----------   ----------       ---------     ----------        ---------          --------
Balance December 31, 1997      75669     $      76      2096718        $  2097       $1042301          $(849458)          $195016

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                          (A Development Stage Company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
             FROM INCEPTION (NOVEMBER 19, 1992) TO DECEMBER 31, 1998
                                   (Continued)


                                                                                                    DEFICIT ACCUMULATED
                        NO. PREFERRED      PAR        NO. COMMON          PAR         ADDITIONAL     DURING DEVELOPMENT
DESCRIPTION                 SHARES        VALUE        SHARES(ea)        VALUE      PAID IN CAPITAL        STAGE            TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Common Shares Issued for
Cash During 1998                                                        174515            174            $39277             39451
Net Loss Year Ended
12/31/98                                                                                              $ (209153)          (209153)
                            ---------    ----------   ----------       ---------     ----------        ---------          --------
Balance December 31, 1998      76669     $      76      2271233        $  2271       $1081578         $(1058611)          $ 25314

                    Consortium Service Management Group, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

                                     NOTE 1
                         SIGNIFICANT ACCOUNTING POLICIES


Nature of Operations

Consortium Service Management Group, Inc. (the "Company"), a Texas corporation, was incorporated on November 17, 1992. The planned operations of the Company are to develop business and investment opportunities in Eastern Europe, especially Ukraine. The Company is also engaged in the commercialization of advanced technologies, whereby the Company receives world licensing, marketing and distribution rights in exchange for technology, commercial development, marketing and distribution. The Company has successfully placed the live biological tissue bonding technology with a U.S. manufacturing company and has contracted for two new medical technologies.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Revenue Recognition

Income is earned as recognized by contractual agreements. Revenue from sales of services is recognized when the services are performed and billable.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment is stated at cost and is depreciated using the straight - line method over the estimated useful lives of the assets, primarily five years. Equipment with no continuing value is written off.

Investments in Unconsolidated Companies

Investments in companies in which Consortium Service Management Group, Inc. has an equity interest of at least 20% but not more than 50% are accounted for under the equity method. Under this method, the Company records its share of income or losses as interest in income or losses of unconsolidated companies and increases or decreases the investment by the equivalent amount.

Foreign Operations

Foreign currency transactions and financial statements are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency

Translation". All balance sheet accounts have been translated using the current exchange rate at the balance sheet date. Income Statement accounts have been translated using the average exchange rates during the year. The Company owns a 50% interest in United Engineering Company which was organized in and operates in the Ukraine. The average exchange rate used to record income was .41542 functional currency to U.S. dollars and the year end exchange rate used was .250 to value the United Engineering investment.

Loss Per Share

The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the period presented. As the effect would be antidilutive, warrants outstanding are not included in the computation.

Issuance of Shares for Services

Valuation of shares for services is based on the fair market value of services.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Pronouncements Adopted in 1998

During 1997, the Financial Accounting Standards Board issued the following Statements of Financial Accounting Standards ("SFAS") effective for periods beginning after December 15, 1997 and adopted by the Company during 1998. Adoption of these Standards did not have a material effect on its financial position, results of operations or on disclosures within the financial statements.

(1) SFAS No. 130 - "Reporting Comprehensive Income", established standards for the reporting and display of comprehensive income and its components.

(2) SFAS No. 131 -  "Disclosures  about  Segments of an  Enterprise  and Related
Information",   established  new  standards  for  reporting   information  about
operating segments in interim and annual financial statements.

Income Taxes

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". (See Note
3).

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1998

                                     NOTE 2
                BASIS OF PRESENTATION AND CONSIDERATIONS RELATED
                     TO CONTINUED EXISTENCE (GOING CONCERN)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of 209,153 for the year ended December 31, 1998 and this factor combined with prior year net losses, raises substantial doubt as to the Company's ability to obtain debt and/or equity financing and achieve profitable operations.

The Company's management intends to raise additional operating funds through equity and/or debt offerings and the sale of technologies. However, there can be no assurance management will be successful in its endeavors.

                                     NOTE 3
                                  INCOME TAXES

The Company records its income tax provision in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

Since the Company has not generated taxable income since inception, no provision for income taxes has been provided. At December 31, 1998, the Company had significant tax net operating loss carryforwards and at December 31, 1998, the Company did not have deferred tax liabilities or deferred tax assets.

                                     NOTE 4
                              WARRANTS OUTSTANDING

In 1998, pursuant to an offering made in reliance upon an exemption from registration provided by Regulation D, Rule 504 of the Securities and Exchange Commission, the Company offered for sale 400,000 shares of common stock units (warrant shares) at $2.00 a share. Each unit consisted of one share of common stock and four warrants that were originally scheduled to expire June 30, 1998. These warrants were extended to April 6, 1999 at which time 42,500 were converted to 42,500 shares of common stock at $1.00 per share with the remaining warrants expiring. Additionally and also on April 6, 1999, the Company issued 177,400 common stock shares at $1.00 par for notes receivable with the stock certificates held by the Company as collateral.

                    Consortium Service Management Group, Inc.
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                December 31, 1998

                                     NOTE 5
                     INVESTMENT - UNITED ENGINEERING COMPANY

At December 31, 1998 the Company was a 50% owner of United Engineering Company ("UEC"), a Ukraine - U.S. joint stock company registered under the laws of Ukraine. The other 50% of UEC's equity was owned by eight Ukraine organizations representing fourteen Ukraine organizations, three of which represent the State Property Fund of Ukraine. All UEC decisions require a 75% shareholder vote. UEC is a Ukraine joint stock company with foreign investment, the Company being the foreign investor, and holds a Ukraine license to perform classified and secret construction works relating to projects that are in the Ukraine national security sector. For the year ended December 31, 1998 UEC had revenues of approximately $1,700,000 and a net income of approximately $461,000. At December 31, 1998 UEC had approximately $610,000 in assets and approximately $65,000 in liabilities. For the year ended December 31, 1998 the Company had an interest of $230,931 in the income of UEC.

A portion of Investment - United Engineering Company is shown as Founders Fund. This represents a liquidation priority.

                                     NOTE 6
                          NOTES PAYABLE TO STOCKHOLDERS

These notes consist of short-term (generally one year) unsecured notes with maturities at varying dates. Primarily, the interest rate is 11%. At year end interest payable was $22,904. During this first four months of 1999 $260,000 of notes were exchanged for common stock.

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                                  Balance Sheet
                                  June 30, 1999




CURRENT ASSETS
--------------
Cash                                                         $    704
Account Receivable - Alba                                      17,800
Notes Receivable - Current                                    178,000
                                                             --------

        Total Current Assets                                 $196,504

FIXED ASSETS
------------

Furniture and Fixtures                                       $  8,118
Equipment                                                      50,400
Accumulated Depreciation                                      (20,331)
                                                             --------

        Total Property and Equipment                         $ 38,187

OTHER ASSETS
------------

UEC Founders Fund                                            $ 73,843
Account Receivable - TB                                        60,762
Account Receivable - UEC                                      383,613
Account Receivable - Other                                      2,474
Allowance for Doubtful Accounts                              (323,613)
Investment - UEC                                              522,014
Employee Advances                                              26,065
                                                             --------

        Total Other Assets                                   $745,158
                                                             --------

Total Assets                                                 $979,849
                                                             ========

                                      F-24

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                            Balance Sheet (Continued)
                                  June 30, 1999


CURRENT LIABILITIES
-------------------
Accounts Payable                                           $    6,500
Taxes Payable                                                  12,852
Notes Payable to Stockholders                                 400,225
Interest Payable                                               22,904
Other Current Liabilities                                      25,000
                                                           ----------

        Total Current Liabilities                          $  467,481

STOCKHOLDERS EQUITY
-------------------

Preferred Stock $0.001 Par Value                           $       76
10,000,000 Shares Authorized
75,669 issued and outstanding

Common Stock $0.001 Par Value                                   2,622
40,000,000 Shares Authorized
2,322,120 issued and outstanding

Additional Paid-In Capital                                  1,606,621

Retained Earnings                                          (1,058,611)
Current Year Earnings                                         (38,340)
                                                           ----------

        Total Stockholders Equity                          $  512,368
                                                           ----------

        Total Liabilities and
        Stockholders Equity                                $  979,849
                                                           ==========

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                             Statement of Operations
            For the Six Months Ending June 30, 1999 and June 30, 1998


                                                  06-30-99              06-31-98
                                                  --------              --------
Revenues                                          $ 90,377              $130,014

Cost of Goods Sold                                  33,740                92,333
                                                  --------              --------

Gross Profit                                        56,637                37,681

General and Administrative Expenses                 94,977                98,378
                                                  --------              --------

Operating Income                                   (38,340)              (60,697)
                                                  --------              --------

Income Taxes                                             0                     0
                                                  --------              --------

Net Gain or (Loss)                                $(38,340)             $(60,697)

Net Loss per Share of Common Stock                   (.013)                (.021)
2,918,095 shares outstanding

                    CONSORTIUM SERVICE MANAGEMENT GROUP, INC.
                             Statement of Cash Flows
            For the Six Months Ending June 30, 1999 and June 30, 1998

                                                   06-30-99             06-31-98
                                                   --------             --------
Cash Flows from Operating Activities
------------------------------------
Net Income                                        $ (38,340)           $ (60,697)
Accounts Receivable                                 (60,762)             (60,762)
Employee Advances                                   (26,065)             (24,200)
Accounts Payable                                     (9,120)             (28,060)
Accrued Interest                                          0              (15,000)
Payroll Taxes Payable                                  (503)              (5,761)
Notes Receivable-Current                             (2,474)                (600)
Other Current Liabilities                            25,000              (32,260)
                                                  ---------            ---------

  Net Cash Used in Operations                     $(112,264)           $(171,220)
                                                  ---------            ---------


Cash Flows from Investing Activities
------------------------------------

Investment in UEC                                 $       0            $  73,843
Equipment                                                 0              (18,000)
                                                  ---------            ---------

  Net Cash Used in Investing                      $       0            $  55,843
                                                  ---------            ---------


Cash Flows from Financing Activities
------------------------------------
Common Stock                                      $     351            $       0
Preferred Stock                                           0                   76
Increase in Paid-in Capital                         347,643                7,118
Notes Payable                                      (285,205)              98,750
                                                  ---------            ---------

  Net Cash Used in Financing                      $  62,789            $ 105,944
                                                  ---------            ---------

Net Increase (Decrease) in Cash                   $ (49,475)           $  (9,433)
                                                  =========            =========

Cash Balance at End of Period                     $     704            $     (65)
Cash Balance at Beginning of Period                 (50,179)               9,498
                                                  ---------            ---------

Net Increase (Decrease) in Cash                   $ (49,475)           $  (9,433)
                                                  =========            =========

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CONSORTIUM SERVICE MANAGEMENT GROUP,
                                         INC.



Date:  September 3, 1999                By /s/ Donald S. Robbins
                                           ---------------------------------
                                           Donald S. Robbins, President and
                                           Chief Executive Officer

                                       23